Exhibit 12.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2006	2005	2004	2003	2002

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3897	0.3689	0.3812	0.3747	0.4444
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6103	0.6311	0.6188	0.6253	0.5556
Pre-Tax Preferred Stock Dividends	$2,163	$2,092	$2,133	$2,111	$2,376

FIXED CHARGES:
Interest Expense	$47,593	$42,021	$43,097	$44,975	$44,849
Amortization of Debt Premium, Discount and Expense	578	821	426	855	391
Interest Component of Rentals	1,429	1,506	1,201	544	12

Total Fixed Charges	49,600	44,348	44,724	46,374	45,252
Pre-Tax Preferred Stock Dividends	2,163	2,092	2,133	2,111	2,376

Total Fixed Charges and Preferred Stock Dividends	$51,763	$46,440	$46,857	$48,485	$47,628

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$96,014	$107,392	$100,915	$115,783	$38,503
Add:
Income Taxes	61,313	62,761	62,179	69,382	30,795
Total Fixed Charges	49,600	44,348	44,724	46,374	45,252

Total Earnings	$206,927	$214,501	$207,818	$231,539	$114,550

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.0	4.6	4.4	4.8	2.4